                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

         For the Month Ended                         Commission file number
         June 30, 2004                               0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.


                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                               Form 40-F
                         -----                                       -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                                          No   X
                       -----                                       -----

         If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A .
                                              -----

                           Total number of pages is 22

          Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

[LOGO]                               MEDIA:                INVESTOR RELATIONS:
                                     Robert Thompson,      de Jong & Associates,
                                     Sand Technology       sndt@dejong.org
                                     prosand.com           +(1) 760/843-9085
                                     +(1) 401/862-3538
PRESS RELEASE


                      SAND ANNOUNCES THIRD QUARTER RESULTS


MONTREAL, JUNE 8TH, 2004: SAND Technology(R) Inc. (NASDAQ: SNDT), a leading supplier of high performance analytic application infrastructure, today reported a loss for its third operating quarter of fiscal year 2004 of $1,423,511 or $0.11 per share on revenues of $1,442,302, compared to a loss for its second operating quarter of fiscal year 2004 of $1,357,352 or $0.10 per share on revenues of $1,581,532.

"While we have visibility to revenues for this fiscal year in excess of the $8 million (Cdn) that I mentioned in our March 9, 2004 press release, a significant portion of those anticipated revenues are with large North American integrators or customers, each with a long contractual process, part of which is systematically beyond our control." stated SAND CEO Arthur Ritchie. "The new US sales channel that we have established this year is gaining traction, as are our strategic channel partners and we have growing pipelines. However some of our key verticals such as telecommunications and government are still operating under purchasing restraints and this is affecting our ability to influence and accurately forecast the closing date for sales."

A conference call hosted by Mr. Ritchie will be held on June 10, 2004 at 4:00 p.m. (EDT) to discuss SAND's financial results.
Investors and other interested parties may participate in the conference call by dialing (416) 695-9743.

For those who cannot participate in the live call, a replay of the conference call will be available at www.sand.com after 7:00 p.m. on the day of the call and run for one month. Listening to the replay of the call requires Windows Media Player and appropriate hardware.

ABOUT SAND TECHNOLOGY(R)
SAND Technology empowers organizations worldwide with a better understanding of their business through a better understanding of their business data. SAND Analytic Server-based solutions include CRM analytics, web analytics, financial analysis and other specialized "Business Intelligence" applications for government and security, healthcare, telecommunications, financial services, retail and other business sectors.

SAND has offices in the United States, Canada, the United Kingdom and Central Europe, and is traded on NASDAQ under the symbol SNDT. For more information, visit www.sand.com

--------------------------------------------------------------------------------

All Rights Reserved. SAND Technology and Nucleus are registered trademarks, and SAND Analytic Server, ANALYTICS @ THE SPEED OF BUSINESS, and all related SAND- and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and are intended to be subject to the safe harbour protection provided by this Act. Such forward-looking statements are based on reasonable assumptions and current expectations, but involve known and unknown risks and uncertainties. Some assumptions may not materialize and unanticipated events may occur which could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Competitive pressures, availability and cost competitiveness of competing products, timing of significant orders, management of potential growth, risks of new business areas including our new business model, international expansion, decreased demand for computer software and services due to weakening economic conditions and market acceptance of SAND products are important factors which could cause actual results to differ materially from those projected. More information about factors that potentially could affect SAND's financial results is included in SAND's current Annual Report and in SAND's reports to the Securities and Exchange Commission.

                              SAND TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

                                                                  IN CANADIAN DOLLARS
                                                                  -------------------

                                     3 Months Ended        9 Months Ended       3 Months Ended        9 Months Ended
                                     APRIL 30, 2004        APRIL 30, 2004       APRIL 30, 2003        APRIL 30, 2003
                                     --------------        --------------       --------------        --------------
Revenues                                 $1,442,302            $3,872,091           $7,213,600            $24,531,537

Cost of Sales and Product
Support                                  $(393,062)          $(1,192,690)         $(2,555,769)           $(9,460,797)

Research and Development Costs
                                         $(651,569)          $(2,451,748)           $(234,020)           $(2,115,116)

Amortization of capital assets
and acquired technology
                                          $(53,295)            $(166,450)           $(263,071)             $(714,117)

Selling, general and
administrative expenses                $(1,839,149)          $(5,356,052)         $(4,821,889)          $(12,669,669)

Operating Income (Loss)                $(1,494,773)          $(5,294,849)           $(661,149)             $(428,162)

Interest Income, Net                        $71,262              $277,987             $(6,925)                 $(857)

Net earnings (loss)                    $(1,423,511)          $(5,016,862)           $(668,074)             $(429,019)

Earnings (loss) per share                   ($0.11)               ($0.38)              ($0.05)                ($0.03)

Weighted average number of
shares outstanding                       13,070,829            13,095,997           13,180,695             13,197,511


                                     - 30 -

                       SAND TECHNOLOGY INC.


                       MANAGEMENT'S DISCUSSION AND ANALYSIS



                       THIRD QUARTER ENDED APRIL 30, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS - APRIL 30, 2004

         THIS MANAGEMENT DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED APRIL 30, 2004 UNAUDITED CONSOLIDATED BALANCE SHEETS, CONSOLIDATED STATEMENTS OF OPERATIONS, CONSOLIDATED STATEMENT OF CASH FLOWS AND NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD ALSO REFER TO SAND'S 2003 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGES 5 TO 23 OF SAND'S 2003 ANNUAL REPORT.

         CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION AND ANALYSIS ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES REFORM ACT OF 1995 AND ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THIS ACT. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS AND CURRENT EXPECTATIONS, BUT INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. SOME ASSUMPTIONS MAY NOT MATERIALIZE AND UNANTICIPATED EVENTS MAY OCCUR WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. COMPETITIVE PRESSURES, AVAILABILITY AND COST COMPETITIVENESS OF COMPETING PRODUCTS, TIMING OF SIGNIFICANT ORDERS, MANAGEMENT OF POTENTIAL GROWTH, RISKS OF NEW BUSINESS AREAS INCLUDING OUR NEW BUSINESS MODEL, INTERNATIONAL EXPANSION, DECREASED DEMAND FOR COMPUTER SOFTWARE AND SERVICES DUE TO WEAKENING ECONOMIC CONDITIONS AND MARKET ACCEPTANCE OF OUR SAND PRODUCTS ARE IMPORTANT FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. MORE INFORMATION ABOUT FACTORS THAT POTENTIALLY COULD AFFECT SAND'S FINANCIAL RESULTS IS INCLUDED IN SAND'S CURRENT ANNUAL REPORT AND IN SAND'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION.

         ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).

OVERVIEW

         At the end of the 2003 fiscal year SAND sold its ClarityBlue systems integration division in order to focus management attention directly on the development of analytic infrastructure software products, notably the SAND Analytic Server, and on executing a solutions partner driven distribution model for these products.

         Under the revised business model our revenues will consist of license fees for software products and, in some cases, license revenue for software products utilized internally by partners, as well as fees for a range of associated services, including software maintenance and support, training and system implementation consulting. In the absence of Systems Integration revenues related to the ClarityBlue business, it is anticipated that the proportion of revenue from software licenses and royalties will expand more rapidly than that related to service fees during the current fiscal year.

         Our plans to achieve the market presence that will enable profitability will continue to require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development and the marketing and distribution of our products and generally support our expanding operations.

         The purchase of our products often requires significant executive-level investment and system design decisions for our customers. Our initial product sales cycles are therefore often lengthy and the timing of sales and associated revenue recognition are difficult to predict. This will be further exacerbated by the less predictable revenue patterns that are traditionally associated with non-direct sales distribution channels.

         Based in part upon our lengthy cycle and the dependency on partners to manage deal flow, we believe that quarterly period-to-period comparisons of our operating results are not meaningful and one should not rely on such comparisons as an indication of our future performance.


RESULTS OF OPERATIONS

THIRD QUARTER OF FISCAL 2004 COMPARED WITH THIRD QUARTER OF FISCAL 2003 AND FIRST NINE MONTHS OF FISCAL 2004 COMPARED WITH FIRST NINE MONTHS OF FISCAL 2003

Revenue

         Our sales for the third quarter ended April 30, 2004 were $1,442,302, a decrease of 80.0% from sales of $7,213,600 for the third quarter ended April 30, 2003.

         Our sales in the third quarter of fiscal 2004 in North America were $337,285 a decrease of 43.8% from sales of $600,456 in the third quarter of fiscal 2003. North American anticipated sales are principally based among large integrators and other customers, in the United States and Canada, where the contract-award process may be lengthy, dependant on an internal budget allocation and non-predictable as to the timing of its final conclusion. In Europe, sales in the third quarter of fiscal 2004 were $1,105,017, a decrease of 83.3% from sales of $6,613,144 in the third quarter of fiscal 2003.

         Our sales for the first nine months of fiscal 2004 were $3,872,091, a decrease of 84.2% from sales of $24,531,537 for the first nine months of fiscal 2003.

         Our sales in the first nine months of fiscal 2004 in North America were $1,075,715, a decrease of 64.9% from sales of $3,065,143 in the first nine months of fiscal 2003. In Europe, sales in the first nine months of fiscal 2004 were $2,796,376, a decrease of 87.0% from sales of $21,466,394 in the first nine months of fiscal 2003.

The substantial decrease in our revenues for the third quarter and first nine months of fiscal 2004 is associated primarily with the change in business model. Last year our Clarity Blue division generated significant revenue associated with their systems integration assignments and also reported license revenue at full sales price. Under the new model, the importance of these systems integration revenues have decreased substantially. In North America the decrease in revenue stems from caution related to sales and marketing expenses while we fully engage the new partner sales model.

         We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position 97-2, which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products and services. Selling, general and administrative expenses decreased by 61.9% to $1,839,149 for the third quarter ended April 30, 2004 from $4,821,889 for the third quarter ended April 30, 2003. For the first nine months of fiscal 2004, selling, general and administrative expenses were $5,356,052 compared to $12,669,669 during the first nine months of fiscal 2003, a decrease of 57.7%. The decrease is primarily due to the costs related to ClarityBlue that were included in 2003 and lower sales related costs such as commissions.

Research and Development Expenses

         Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing as well as the cost of materials and equipment used in research and development activities. Research and development expenses increased by 178.4% to $651,569 for the third quarter ended April 30, 2004 from $234,020 for the third quarter ended April 30, 2003. For the first nine months of fiscal 2004, research and development expenses were $2,451,748 compared to $2,115,116 during the first nine months of fiscal 2003, an increase of 15.9%. The relative increase of the dollar amount devoted to research and development expenses reflects the current stage of development of the Sand Analytic Server and lower government incentives compared to previous years.

Cost of Sales

         Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, as well as the costs related to systems architects who assist clients to implement systems and provide support services. Cost of sales decreased by 84.6% to $393,062 for the third quarter ended April 30, 2004 from $2,555,769 for the third quarter ended

April 30, 2003. For the first nine months of fiscal 2004, cost of sales were $1,192,690 compared to $9,460,797 during the first nine months of fiscal 2003, a decrease of 87.4%. This decrease, which reflects the decrease in revenue, is primarily due to reduced costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support services and maintenance services. Cost of revenues from services may vary due to the mix of services provided by Sand's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

         Sand incurred a net loss of $1,423,511 in the third quarter ended April 30, 2004 as compared to net loss of $668,074 in the third quarter ended April 30, 2003. Net loss was $5,016,862 in the first nine months of fiscal 2004 as compared to a net loss of $429,019 in the first nine months of fiscal 2003. These results reflect the transitional nature of the third quarter and first nine months of fiscal 2004 from the sale of ClarityBlue towards the new distribution model of Sand. We believe that this transition is likely to continue during the next few quarters.

Liquidity and Capital Resources

         Cash and investments at April 30, 2004 were $13,625,785 compared with $3,106,093 at April 30, 2003. Sand does not have a line of credit with a commercial bank. We believe that we have sufficient resources available to fund our expected working capital requirements through fiscal 2004.

                                        SAND TECHNOLOGY INC.

                                        FINANCIAL STATEMENTS

                                        THIRD QUARTER ENDED APRIL 30, 2004

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)

---------------------------------------------------------------------------------------------------------------------
                                                                                   AS AT                As at
                                                                                  APRIL 30,            July 31,
                                                                                    2004                 2003
---------------------------------------------------------------------------------------------------------------------
                                                                                      $                    $
                                                                                 (UNAUDITED)           (audited)
ASSETS
Current assets
    Cash & cash equivalents                                                       13,625,785           20,344,426
    Accounts receivable                                                            3,500,042            2,340,868
    Balance of sale receivable                                                                            588,483
    Prepaid expenses                                                                 296,454              203,331
---------------------------------------------------------------------------------------------------------------------
                                                                                  17,422,281           23,477,108

Capital assets (Note 2)                                                              439,650              548,719
---------------------------------------------------------------------------------------------------------------------
                                                                                  17,861,931           24,025,827
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                                       1,602,493            2,979,643
    Deferred revenue                                                               1,556,897            1,139,609
    Deferred credits                                                                 202,915              224,917
---------------------------------------------------------------------------------------------------------------------
                                                                                   3,362,305            4,344,169
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
   Common stock (Note 3)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           13,056,351 common shares (13,164,327 in July 2003)                     38,886,394           39,051,564
    Deficit                                                                      (24,386,768)         (19,369,906)
---------------------------------------------------------------------------------------------------------------------
                                                                                  14,499,626           19,681,658
---------------------------------------------------------------------------------------------------------------------
                                                                                  17,861,931           24,025,827
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN CANADIAN DOLLARS)
(UNAUDITED)

---------------------------------------------------------------------------------------------------------------------
                                      THREE MONTHS        Three months           NINE MONTHS          Nine months
                                          ENDED               ended                 ENDED                ended
                                        APRIL 30,           April 30,             APRIL 30,            April 30,
                                          2004                2003                  2004                 2003
---------------------------------------------------------------------------------------------------------------------
                                            $                   $                     $                    $

REVENUES                                  1,442,302           7,213,600            3,872,091           24,531,537
---------------------------------------------------------------------------------------------------------------------

Cost of sales and product support          (393,062)         (2,555,769)          (1,192,690)          (9,460,797)
Research and development costs             (651,569)           (234,020)          (2,451,748)          (2,115,116)
Amortization of capital assets              (53,295)           (263,071)            (166,450)            (714,117)
Selling, general and
    administrative expenses              (1,839,149)         (4,821,889)          (5,356,052)         (12,669,669)
---------------------------------------------------------------------------------------------------------------------
Total operating expenses                 (2,937,075)         (7,874,749)          (9,166,940)         (24,959,699)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Operating loss                           (1,494,773)           (661,149)          (5,294,849)            (428,162)

Interest income (expense)                    71,262              (6,925)             277,987                 (857)
---------------------------------------------------------------------------------------------------------------------

NET LOSS                                 (1,423,511)           (668,074)          (5,016,862)            (429,019)

Deficit at beginning of period          (22,963,257)        (29,002,684)         (19,369,906)         (29,241,739)
---------------------------------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD                (24,386,768)        (29,670,758)         (24,386,768)         (29,670,758)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Basic and diluted
    loss per share                           (0.11)              (0.05)               (0.38)              (0.03)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

Weighted average number of
    shares outstanding                   13,070,829          13,180,695           13,095,997           13,197,511

Net effect of dilutive stock
    options and warrants                          -                   -                    -                    -
---------------------------------------------------------------------------------------------------------------------

Weighted average number of
    diluted shares outstanding           13,070,829          13,180,695           13,095,997           13,197,511
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN CANADIAN DOLLARS)
(UNAUDITED)

---------------------------------------------------------------------------------------------------------------------

                                      THREE MONTHS        Three months           NINE MONTHS          Nine months
                                          ENDED               ended                 ENDED                ended
                                        APRIL 30,           April 30,             APRIL 30,            April 30,
                                          2004                2003                  2004                 2003
---------------------------------------------------------------------------------------------------------------------
                                            $                   $                     $                    $

OPERATING ACTIVITIES
    Net loss                             (1,423,511)           (668,074)          (5,016,862)            (429,019)
    Items not affecting cash
        Amortization of capital assets       53,295             263,071              166,450              714,117
    Changes in non-cash
        operating working
        capital items (Note 7)              (74,472)         (3,902,272)          (2,212,159)          (2,919,831)
---------------------------------------------------------------------------------------------------------------------
                                         (1,444,688)         (4,307,275)          (7,062,571)          (2,634,733)
---------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Purchase of capital assets              (10,484)         (1,334,000)             (57,381)          (1,527,391)
---------------------------------------------------------------------------------------------------------------------
                                            (10,484)         (1,334,000)             (57,381)          (1,527,391)
---------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Increase of capital leases                                1,387,243                                 1,387,243
    Repurchase of common shares             (33,312)            (40,813)            (165,170)             (55,035)
    Balance of Sale receivable                    -                   -              588,483                    -
    Deferred credits                         (7,334)             (7,334)             (22,002)             (22,002)
---------------------------------------------------------------------------------------------------------------------
                                            (40,646)          1,339,096              401,311            1,310,206
---------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and          (1,495,818)         (4,302,179)          (6,718,641)          (2,851,918)
    Cash equivalents
Cash & cash equivalents,
    beginning of period                  15,121,603           7,408,272           20,344,426            5,958,011
---------------------------------------------------------------------------------------------------------------------
CASH & CASH EQUIVALENTS,
    END OF PERIOD                        13,625,785           3,106,093           13,625,785            3,106,093
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF PRESENTATION AND USE OF ESTIMATES

        The Corporation follows Canadian generally accepted accounting principles in the preparation of its financial statements. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        These unaudited interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended July 31, 2003.

        BASIS OF CONSOLIDATION

        The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

        REVENUE RECOGNITION

        The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licencing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

        Revenue from the sale of software licence agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

        In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

        Revenues from maintenance services for licences previously sold and implemented are recognized ratably over the terms of the contract. Revenue from consulting and training services, not considered as part of the implementation of software licences, are recognized as the services are provided.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        CASH AND CASH EQUIVALENTS

        Cash and cash equivalents include highly liquid investments having maturity dates of up to three months when purchased and are valued at cost, which approximates their fair value.


        CAPITAL ASSETS

        Capital assets are valued at the lower of average cost and net realizable value.

              Furniture and equipment            5 years straight-line
              Computer equipment                 3 years straight-line
              Leasehold Improvements             lesser of straight-line over
                                                 term of lease and useful life


        DEFERRED REVENUE

        Deferred revenue represents unearned income associated with support agreements, software license revenues, and service revenues where significant vendor obligations remain.

        FOREIGN EXCHANGE TRANSLATION

        Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at year-end rates. Non-monetary assets and liabilities are translated at historical exchange rates.

        The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary assets are translated at historical exchange rates. Revenues and expenses are translated at average exchange rates for the period, with the exception of depreciation of assets which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

        EARNING PER SHARE

        Per share computations are based on the weighted average number of shares outstanding during the period.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        RESEARCH AND DEVELOPMENT COSTS

        Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses.


        RECENT ACCOUNTING CHANGES

        The Canadian Institute of Chartered Accountants (CICA) has issued the following new Handbook Sections:

               Handbook Section 3063, "Impairment of Long-lived Assets": effective for years beginning on or after April 1, 2003, this Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in Section 3061 "Property, Plant and Equipment." The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Impairment loss is measured as the amount by which its carrying amount exceeds its fair value.

               The CICA recently issued accounting Guideline 14 "Disclosure of Guarantees." The new accounting guideline requires a guarantor to disclose significant information about guarantees it has provided and is effective for fiscal years beginning on or after January 1, 2003.

         The adoption of these requirements had no significant impact on the interim consolidated financial statements.

         FUTURE ACCOUNTING CHANGES

         In September 2003, the CICA amended Section 3870 Stock-Based Compensation and Other Stock-Based Payments, effective for fiscal years beginning on or after January 1, 2004. The amendments of the section require the adoption of the fair value based method for all stock-based awards and the recognition of an expense in the financial statements. The Corporation is currently evaluating the impact of the adoption of the fair value based method for all stock-based awards and the recognition of an expense in the financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

2.       CAPITAL ASSETS

                                                         APRIL 30, 2004                              JULY 31, 2003
                                   -----------------------------------------------------------    -----------------
                                                           ACCUMULATED            NET BOOK             NET BOOK
                                         COST             DEPRECIATION              VALUE                VALUE
                                   ----------------      --------------         --------------    -----------------
                                           $                    $                     $                    $
        Furniture and equipment            346,864              333,860               13,004               61,967
        Computer equipment                 416,741              185,534              231,207              269,241
        Leasehold improvements             287,610               92,171              195,439              217,511
        -----------------------------------------------------------------------------------------------------------
                                         1,051,215              611,565              439,650              548,719
        -----------------------------------------------------------------------------------------------------------
        -----------------------------------------------------------------------------------------------------------

3.      COMMON STOCK

        AUTHORIZED

        Unlimited number of Class "A" common shares without par value.


        SHARE REPURCHASE PROGRAM

        On October 15, 2002, the Corporation announced that its Board of Directors authorized a share repurchase program under which it may repurchase up to a maximum of 692,345 of its outstanding Class "A" common shares between October 23, 2002 and October 23, 2003. The Corporation repurchased 115,200 Class "A" common shares for $166,703 under this program. On December 17, 2003, the Corporation announced that its Board of Directors has authorized a share repurchase program under which it may repurchase up to a maximum of 654,710 of its outstanding Class "A" common shares from December 22, 2003 to December 22, 2004. The Corporation repurchased 37,876 Class "A" common shares for $53,502 under this program


        STOCK OPTION PLANS

        The company has two stock option plans. Under the 1996 Stock Incentive Plan, the Company may grant options to its regular full-time employees and those of its subsidiaries for up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Company may grant options to its regular full-time employees directors and those of its subsidiaries for up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Company's shares on the Nasdaq National Market System on the day prior to the date of grant, options vest rateably over a five year period and option's maximum term is 10 years.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

3.     COMMON STOCK (CONTINUED)

       Activity in the stock option plans for the nine months period ended April 30, 2004 and fiscal 2003 was as follows:

                                              NINE MONTHS ENDED
                                                APRIL 30, 2004                 July 31, 2003
                                         ---------------------------     --------------------------
                                                         WEIGHTED                       Weighted
                                                         AVERAGE                        average
                                           OPTIONS       EXERCISE          Options      exercise
                                            (000)         PRICE             (000)        price
                                         ----------------------------------------------------------
                                              #            $US                #           $US

       Outstanding,
       beginning of period                      1,247          2.41              849          3.52
           Granted                                211          1.17              571          1.28
           Exercised                                -             -                -             -
           Forfeited                               12          5.42              173          4.08
                                            ----------    ----------      -----------    ----------

       Outstanding,
       End of period                            1,446          2.21            1,247          2.41
                                            ----------    ----------      -----------    ----------
                                            ----------    ----------      -----------    ----------
       Options exercisable
       at end of period                           570          2.82              411          3.09
                                            ----------    ----------      -----------    ----------
                                            ----------    ----------      -----------    ----------


         The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of April 30, 2004:

                                                Options outstanding                 Options exercisable
                                       --------------------------------------    ---------------------------
                                                    Weighted
                                                     average      Weighted                       Weighted
                                                    remaining     average                        average
         Ranges of exercise prices      Options       life        exercise         Options       exercise
         ($US)                           (000)       (years)       price            (000)         Price
                                       ---------------------------------------------------------------------
                                           #                        $US               #            $US

         less than 1.00                       160         2.22          0.69              160          0.69
         1.00 to 1.99                         850         8.80          1.05              142          1.06
         3.00 to 3.99                          20         2.22          3.38               20          3.38
         4.00 to 4.99                          48         3.70          4.40               48          4.40
         5.00 to 5.99                         335         6.97          5.07              171          5.12
         6.00 to 6.99                          29         5.28          6.37               26          6.37
         7.00 to 7.99                           4         4.59          7.00                3          7.00
                                       ----------- ------------ -------------    ------------- -------------
                                            1,446         7.30          2.21              570          2.82

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

3.      COMMON STOCK (CONTINUED)

        For the nine months ended April 30, 2004, there would not have been any pro forma adjustments had the Corporation determined compensation cost based on the fair values at grant dates of the stock options, consistent with the method recommended under CICA Handbook Section 3870.

4.      INCOME TAXES

        There was no interest or income tax accrued during the nine-month period ended April 30, 2004.

5.      SEGMENTED INFORMATION

        The Corporation is considered to have only one business segment.

        The Corporation has two geographic reportable segments commencing with the 1999 fiscal year. Both the North American and European segments distribute a full range of Nucleus Exploration series of products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on earnings before income taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.


        As at and for the three months ended April 30,

      --------------------------------------------------------------------------------------------------------------
                                                       North America                            Europe
      --------------------------------------------------------------------------------------------------------------
      2004
      Revenues                                                337,285                            1,105,017
      (Loss) earnings before income taxes                  (1,758,936)                             335,425
      Identifiable assets                                  14,700,349                            3,161,582

      --------------------------------------------------------------------------------------------------------------
      2003
      Revenues                                                600,456                            6,613,144
      (Loss) earnings before income taxes                  (1,154,540)                             486,466
      Identifiable assets                                   4,055,137                           14,044,908

      --------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

5.      SEGMENTED INFORMATION (CONTINUED)


        As at and for the nine months ended April 30,

      --------------------------------------------------------------------------------------------------------------
                                                       North America                            Europe
      --------------------------------------------------------------------------------------------------------------
      2004
      Revenues                                              1,075,715                            2,796,376
      Loss before income taxes                             (4,758,257)                            (258,605)
      Identifiable assets                                  14,700,349                            3,161,582

      --------------------------------------------------------------------------------------------------------------
      2003
      Revenues                                              3,065,143                           21,466,394
      (Loss) earnings before income taxes                  (3,946,129)                           3,517,110
      Identifiable assets                                   4,055,137                           14,044,908

      --------------------------------------------------------------------------------------------------------------

6.      FINANCIAL INSTRUMENTS

        FAIR VALUE OF FINANCIAL INSTRUMENTS

        As at April 30, 2004, the estimated fair market value of cash and cash equivalents, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.

        The Corporation does not hold or issue financial instruments for trading purposes.

        CREDIT RISK

        The Corporation's exposure to credit risk is equal to the carrying amount of its financial assets.

        CURRENCY RISK

        The Corporation operates internationally and is exposed to market risk principally from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

7.       CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                      THREE MONTHS        Three months           NINE MONTHS          Nine months
                                          ENDED               ended                 ENDED                ended
                                        APRIL 30,           April 30,             APRIL 30,            April 30,
                                          2004                2003                  2004                 2003
-----------------------------------------------------------------------------------------------------------------------------
                                            $                   $                     $                    $

        Accounts receivable                (678,119)         (1,898,694)          (1,159,174)          (4,298,334)
        Inventories                                               2,634                                   162,378
        Prepaid expenses                     14,370              22,985              (93,123)            (474,935)
        Deferred revenue                    643,277              48,506              417,288              257,510
        Accounts payable and
          accrued liabilities               (54,000)         (2,077,703)          (1,377,150)           1,433,550
-----------------------------------------------------------------------------------------------------------------------------
        Changes in non-cash
          operating working
          capital items                     (74,472)         (3,902,272)          (2,212,159)          (2,919,831)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

8.       COMPARATIVE FIGURES

        Certain figures for prior periods have been reclassified in order to conform to the presentation adopted in the current period.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                SAND TECHNOLOGY INC.



                                                /s/   Arthur Ritchie
                                                --------------------------------
                                                Chairman of the Board, President
                                                and Chief Executive Officer

June 8, 2004